July 27, 2009

Linda VanDoorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Re:	Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 25, 2009

Proxy Statement on Schedule 14A

Filed April 16, 2009

Forms 1O-Q for Fiscal Quarters Ended March 31, 2009

Filed May 4, 2009

File No. 000-10200

Dear Ms. VanDoorn:

We are responding to your letter of July 9, 2009 concerning the above-captioned filings of SEI Investments Company (“SEI”). In this letter we have restated your comment and follow it with our response.

Form 10-K

Financial Statements and Notes

Note 5 – Fair Value Measurements, page 62

1.	We have read and considered your response to comment one. In future filings please provide a more expansive description, similar to that provided in your response, clarifying how the company determines the fair value of its SIV securities. Refer to our original comment for suggested disclosures.

Response

In response to the Staff’s comment, in future filings, we will provide a more expansive description, similar to that provided in our response dated June 1, 2009, clarifying how we determine the fair value of our SIV securities in Footnote 5 – Fair Value Measurements to the Consolidated Financial Statements.

2.	We have read and considered your response to comment two. Please tell us whether you plan to include the tabular presentation showing the percentage of the underlying collateral of the SIV securities by sector and credit rating category. In addition, tell us what consideration you gave to disclosing the dollar amount of your risk exposure related to the underlying collateral of your SIV securities for each sector and rating category.

Response

We currently do not intend to include in future filings the tabular presentation showing the percentage of the underlying collateral of the SIV securities by sector and credit rating category. We believe this information may lead an investor to think we own and therefore have control of the underlying collateral of the SIV security when in fact we only own the senior note obligations issued by the SIVs. These notes are similar to other asset-backed securities, such as mortgage-backed securities issued by GNMA or FNMA. Additionally, we believe our disclosure about our total risk exposure associated with the SIV securities owned by us or our money market funds is adequate and correct. Our total risk exposure is limited to the aggregate remaining par value of the SIV securities owned by us or our money market funds. While we agree the risk of default of the senior notes issued by the SIV securities is dependent upon the performance of the underlying collateral of the SIV securities, the total dollar value of our risk exposure is limited to the aggregate par value of the senior note obligations owned by us or our money market funds and not the dollar value of the underlying collateral. I refer you to page 25 of our 2008 Annual Report on Form 10-K and page 30 of our First Quarter 2009 Quarterly Report of Form 10-Q. In both reports, we disclose our total risk of loss attributable to SIV securities.

3.	We have read and considered your response to comment three. We note that the securities that lack price quotes are adjusted by the weighted average percentage movement of securities held as collateral within the same sector classification. Clarify whether you plan to include such information in future filings.

Response

In response to the Staff’s comment, in future filings, we will provide such information, similar to that provided in our response dated June 1, 2009, clarifying that securities that lack price quotes are adjusted by the weighted average percentage movement of securities held as collateral within the same sector classification in Footnote 5 – Fair Value Measurements to the Consolidated Financial Statements.

Definitive Proxy Statement filed April 16, 2009

Executive Compensation, page 13

Incentive Compensation, page 13

4.	We note your response to comment six of our previous letter. In response to this comment, you state that the phrase “dampened accelerators and decelerators” will be deleted in the future. We note on page 14 that you use the term “decelerators.” Please confirm that you will define this term in future filings or the term “accelerators” if used in future filings.

Response

In response to the Staff’s comment, we confirm that we will define the terms “decelerators” or “accelerators” if they are used in future filings.

5.	We note your response to comment seven of our previous letter. In response to this comment, you refer to the table on page 13 and the paragraph following the table. This table appears to be describing the target goals only, and does not address the threshold goals. The paragraph following the table discusses how you determined the ultimate goals to be awarded, but does not discuss how the target and threshold amounts were determined. Please tell us the threshold goals and bonus amounts for each NEO and discuss how you determined those amounts and the target amounts.

Response

We will revise our disclosure in future years to delete any reference to threshold goals and to confirm that there are no threshold goals that must be met before incentive compensation can be paid, although the Compensation Committee may determine, in its sole discretion, not to award incentive compensation notwithstanding the achievement, in whole or in part, of any stated corporate or unit goals or targets.

Incentive compensation during 2008 was the result of multiplying (i) the target amount for named executive officer (which is set forth in the last paragraph under the caption “Incentive Compensation” and which did not change during 2008 from the prior year) by (ii) the percentage achievement of the weighted corporate goals set forth in the table under the caption “Incentive Compensation” and calculated as described in the paragraph following that table, by (iii) a factor determined for each officer based upon the Compensation Committee’s subjective view of the performance of that officer’s unit, as described in the first paragraph under the table under the caption “Incentive Compensation” as determined by the Compensation Committee. The result of this calculation was the bonus awarded for each named executive officer as set forth in column (d) “Bonus” of the Summary Compensation Table.

In addition, we hereby acknowledge that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis McGonigle
Dennis McGonigle
Chief Financial Officer
SEI Investments Company